UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

PROTALEX, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

743642209

(CUSIP Number)

NIOBE VENTURES, LLC

c/o Arnold P. Kling

410 Park Avenue, Suite 1710

New York, New York 10019

Tel: 212 755 8777

Fax: 212 713 1818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743642209	SCHEDULE 13D (Amendment No. 2)	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ENTITIES ONLY NIOBE VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,133,892 *
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,133,892 *
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,133,892 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.92%*
14	TYPE OF REPORTING PERSON* OO

* SEE ITEM 5.

CUSIP No. 743642209	SCHEDULE 13D (Amendment No. 2)	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ENTITIES ONLY Arnold P. Kling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,438,954 *
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,438,954 *
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,438,954 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.01%*
14	TYPE OF REPORTING PERSON* IN

* SEE ITEM 5.

CUSIP No. 743642209	SCHEDULE 13D (Amendment No. 2)	Page 4 of 6 Pages

ITEM 1.	SECURITY AND ISSUER.

The class of equity security to which this statement relates is the common stock, par value $0.00001 per share (the “Common Stock”), of Protalex, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 131 Columbia Turnpike Avenue, Suite 1, Florham Park, New Jersey 07932.

ITEM 2.	IDENTITY AND BACKGROUND.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (“Exchange Act”): Niobe Ventures, LLC, a Delaware limited liability company (“Niobe”) and Arnold P. Kling, a United States citizen (“Mr. Kling”) (together, Niobe and Mr. Kling are the "Reporting Persons").

Niobe’s principal business is consulting. Mr. Kling is the Manager of Niobe and, as such, may be deemed to indirectly beneficially own the shares of the Common Stock beneficially owned by Niobe as set forth in response to Item 5 below. The business address of the Reporting Persons is 410 Park Avenue, Suite 1710, New York, New York 10022.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer beneficially owned directly by each of Niobe and Mr. Kling were acquired using working capital and personal funds, respectively (See Item 5 below).

Item 4.	Purpose of Transaction.

On February 28, 2018, in connection with a private placement of $1.425 million of 10% Senior Convertible Notes by the Issuer, Niobe converted into 18,557,805 shares of Common Stock, at a conversion price of $1.20 per share, (i)the entire outstanding principal amount of $9,216,366.67 under the Consolidated, Amended and Restated Promissory Note, dated October 11, 2013 (the “2013 Note”); and (ii)the outstanding principal, in the aggregate of $13,050,000, of all of the issued and outstanding promissory notes (the “2014 Notes”)under the Fourth Amended And Restated 2014 Credit Facility Agreement by and between the Issuer and Niobe, dated as of June 1, 2017.

CUSIP No. 743642209	SCHEDULE 13D (Amendment No. 2)	Page 5 of 6 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           As of the date hereof, including the conversion of all of the outstanding principal on the 2013 Note and the 2014 Notes (described in Item 4 above): (i) Niobe beneficially owns an aggregate of 41,133,892 shares of the Common Stock; and (ii) Mr. Kling beneficially owns an aggregate of 41,438,954 shares of Common Stock including, 41,133,954 shares of Common Stock indirectly as the Manager of Niobe, 300,000 shares of Common Stock underlying immediately exercisable options, 5,000 shares of Common Stock directly and 62 shares of Common Stock indirectly over which Mr. Kling's wife serves as custodian for their children under the Uniform Gifts to Minors Act. The 41,438,954 shares beneficially owned by Mr. Kling represent beneficial ownership of approximately 87.01% of the Common Stock of the Issuer, calculated in accordance with Rule 13d-3 of the Exchange Act.

(b)           Mr. Kling has sole dispositive and voting power over the shares of Common Stock he beneficially owns (see response to (a) of this Item, above). Mr. Kling disclaims beneficial ownership of the shares of Common Stock beneficially owned by Niobe except to the extent of his pecuniary interest therein.

(c)           On February 8, 2018, Mr. Kling was granted an incentive stock option exercisable for up to 600,000 shares of Common Stock at a price of $0.54 per share, from the Issuer for his services as an officer and director of the Issuer. The option is currently exercisable for up to 50% of the shares and for the remaining 50% on the anniversary of the date of grant. On February 12, 2018, Mr. Kling filed a Form 4 with the SEC reporting the foregoing option grant.

On February 28, 2018, Niobe acquired 18,557,805 shares of Common Stock upon the conversion of all of the outstanding principal on the 2013 Note and the 2014 Notes. See the response to Items 4 and 5(a) above.

(d)           Except as stated within this Item 5, only Mr. Kling has the right to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer. To the knowledge of the Reporting Persons, only Niobe has the right to receive dividends, or proceeds, from the sale of the shares of Common Stock of the Issuer.

(e)           Inapplicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 743642209	SCHEDULE 13D (Amendment No. 2)	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigns’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2018

Niobe Ventures, LLC

By:	/s/ Arnold P. Kling
Name: Arnold P. Kling
Title: Manager

/s/ Arnold P. Kling
Name: Arnold P. Kling